Issuer Free Writing Prospectus dated September 9, 2024
Filed Pursuant to Rule 433
Registration Nos. 333-255424 and 333-271262

Progress At The Brick And Mortar Level Getting Recognized

Week after week about we’ve been highlighting the steady progress that the executive and construction teams at Belpointe PREP, LLC (“Belpointe OZ”) (NYSE American: “OZ”) have been making on completing the final phase of Aster & Links, Belpointe OZ’s high-rise luxury multifamily community in downtown Sarasota, Florida, as well as Viv, its luxury apartment project in downtown St. Petersburg, Florida, which is currently set to be completed in 2025.

From our observation over recent weeks it seems that the public markets and the private markets are finally beginning to separate the still-challenged corporate office property sector from those real estate sub-sectors that are demonstrating stronger fundamental metrics—namely, in our view, the e-commerce warehouse, self-storage, cell tower, data center, and multifamily residential sectors, the stocks of many of which have been trading higher over the last number of weeks.

One illustration of this potential change can be seen in the recent price action of the Real Estate Select Sector SPDR® Fund (NYSE Arca: XLRE), an exchange traded fund (“ETF”) launched by Standard & Poor’s (“S&P”) on October 7, 2015. XLRE was set up to reflect investment results in line with the Real Estate Select Sector Index, an index designed to represent the real estate sector of S&P’s 500 Composite Stock® Index. XLRE went public at $30 per share and traded to an all-time high of approximately $52 per share at the end of 2021, only to briefly fall back to approximately $32 per share in October 2023, not long after the Federal Reserve’s eleventh rate hike between March 2022 and October 2023, and trades today at approximately $43 per share led by some of the specialty real estate sub-sectors noted above.

To put it very simply, in our view shares of XLRE are currently breaking out while shares of many of the Magnificent Seven stocks are breaking down.

09/05/2024 S&P 500 Real Estate Sector SPDR (XLRE) [NYSE Arca] O44.08 H44.10 L43.52 C43.63 Δ-0.12
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Volume (LikeMain) 5,539,100
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There is tremendous rotation taking place within certain sectors of the equity markets, with some of the biggest winners of the past two years becoming possible targets from which investors may harvest profits. It seems valuation apparently does, in fact, matter, at least in our view it does to the smart money, and some investors appear to be moving heavily into undervalued sectors that may potentially benefit from disinflation and a rate cycle that fosters lower interest rates across the yield curve.

In just the past month, the narrative has shifted from the Fed contemplating holding rates at 5.25%-5.50% to some wondering if rates will breach 4% by the end of the year. History has shown that market rates are a key determinate of where Fed monetary policy will be directed. With the 1-year Treasury yield at 4.13% and the 2-year Treasury yield at 3.368%, we concur with the view that market forces will cause the Fed to lower rates, and sooner than later in order to meet the market where it is.

Let’s assume for a moment that this is the base case for the forward interest rate landscape, in this scenario we believe Belpointe OZ (NYSE American: “OZ”) offers investors a compelling investment opportunity. As of August 30, 2024, Belpointe OZ, the only publicly traded qualified opportunity fund, announced its unaudited quarterly net asset value (“NAV”) as of June 30, 2024, of $356.78 million, or $98.24 per Class A unit. In our view, investors seeking a discounted real estate investment opportunity should consider exploiting the disparity between the current market price of Belpointe OZ’s (NYSE American: “OZ”) Class A units and its NAV, notwithstanding the tax benefits that Belpointe OZ, as a qualified opportunity fund (“QOF”), has to offer.

Considering the formidable progress being made by Belpointe OZ, it is our view that the market for Belpointe OZ’s Class A units fails to adequately price in the fact that Belpointe OZ owns Aster & Link, a major asset that could be stabilized and potentially generating cashflow within the next 18 months, and, with financing for Viv now secured, owns a second asset set to come online and stabilize soon thereafter.

What’s more, investors do not need capital gains to take advantage of the current NAV-to-Class A unit price disparity. However, we believe that it is becoming increasingly clear, based on recent market activity, that capital gains from the latest market runup are being booked, and we would again encourage those who regularly read this commentary to consider sheltering those gains in a QOF, like Belpointe OZ (NYSE American: “OZ”), to take advantage of both the incredible tax benefits that QOFs offer and, in the case of Belpointe OZ specifically, the potential for income and capital appreciation in the years ahead, all the while being in a tradeable asset.

We believe that investors seeking hard real estate assets with income-producing potential, trading at a steep discount to NAV and located within one of the fastest growing states in the U.S., should give thought to adding Belpointe OZ’s Class A units to a diversified portfolio of investments.

Investors and future tenants can now preview and lease the available units and floorplans on the updated Aster & Links website, which displays the luxurious layouts with living spaces from 865 to 2,820 sq. feet, one-bed/one-bath to four-bed/three-and-a-half-bath and a wide array of options to fit the needs and wants of all future tenants.

You can learn more about Belpointe PREP, LLC (“Belpointe OZ”) (NYSE American: “OZ”) at belpointeoz.com. Tech investors in particular seem to be enjoying generational wealth-building capital gains in leading AI stocks. It might be time to consider sheltering some of those gains and potentially compounding them in a tax-deferred QOF that trades on the NYSE.

Belpointe OZ

255 Glenville Road

Greenwich, CT 06831

T: (203) 883-1944

E: IR@belpointeoz.com

Important Information and Qualifications

The information in this communication is for illustrative, educational and informational purposes only and is subject to change. Nothing in this communication is or should be construed as an offer to sell or the solicitation of an offer to buy any securities. Offers may only be made by means of a prospectus.

Belpointe PREP, LLC (“Belpointe OZ”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Prior to making an investment decision, you should read Belpointe OZ’s prospectus and the other documents that it has filed with the SEC in their entirety, and carefully consider its investment objectives and strategy, risk factors, fees and expenses and any tax consequences that may results from an investment in the offering. Copies of these documents can be obtained free of charge from www.sec.gov or www.investors.belpointeoz.com or from any broker-dealer participating in the offering.

The information in this communication should not be relied upon as investment or tax advice. You should consult with your own investment and tax advisers concerning the federal, state and local income tax consequences of purchasing, owning or disposing of securities in the offering, and of Belpointe OZ’s election to qualify as a partnership and qualified opportunity fund for federal income tax purposes. There is no guarantee that Belpointe OZ will continue to qualify as a partnership or qualified opportunity fund.

Past performance is not an indicator or a guarantee of future performance. An investment in the offering to which this communication relates involves a high degree of risk, including a complete loss of your investment, and may not be suitable for all investors. The price of Belpointe OZ’s securities will fluctuate in market value and may trade above or below net asset value. Brokerage commissions and expenses will reduce returns.

The offering to which this communication relates is being made on a best-efforts basis on behalf of Belpointe OZ through Emerson Equity, LLC, Member FINRA, SIPC, as managing broker-dealer.

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